LATAM Announces Launch of Equity Offering

Santiago (Chile), February 9, 2026 – LATAM Airlines Group S.A. (“LATAM” or the “Company”), the leading passenger and cargo airline group in South America, today announced that one of its shareholders launched a public offering to sell 9,000,000 American Depositary Shares (the “ADSs”), each representing 2,000 common shares of LATAM. No shares are being sold by the Company, and LATAM will not receive any proceeds from the sale of ADSs by the selling shareholder. The last reported per ADS price of LATAM ADS on February 6, 2026 was $64.84.

J.P. Morgan Securities LLC is acting as underwriter for the offering. A registration statement on Form F-3 (the “Registration Statement”), including a prospectus, relating to the ADSs was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2024 and became effective automatically.

The proposed offering will be made by means of the prospectus in the Registration Statement and a prospectus supplement. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com.

This press release is for informative purposes only under the current applicable laws and regulations and shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About the Company

LATAM Airlines Group S.A. and its affiliates are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to the Caribbean, North America, Europe, Africa, and Oceania. The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. The Airbus 330, operated under short-term leases, is also part of the current operations. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brasil are the LATAM group’s cargo subsidiaries. These cargo subsidiaries have a fleet of 20 freighters in addition to access to the cargo hold of the group’s passenger aircraft. They operate within the LATAM group network, as well as on exclusive international routes for cargo transportation.

For inquiries about this release, please contact:

LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believes,” “expectations,” “anticipated,” “proposed,” “projections,” “will,” “would,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.